Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2017	2016
Earnings:
Income before income taxes	$4,592	$4,129
Add:
Interest and other fixed charges, excluding capitalized interest	761	744
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	140	144
Distributed income of investees accounted for under the equity method	7	4
Amortization of capitalized interest	4	3
Less:
Equity in earnings of investments accounted for under the equity method	25	10
Total earnings available for fixed charges	$5,479	$5,014
Fixed charges:
Interest and fixed charges	$778	$764
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	140	144
Total fixed charges	$918	$908
Ratio of earnings to fixed charges	5.97x	5.52x

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